Contact

www.linkedin.com/in/
muyiwafamiloni (LinkedIn)
www.muyiwafamiloni.com
(Personal)

Top Skills

AngularJS

Firebase

Ionic Framework

Languages

Yoruba

Certifications

ITIL® Foundation Certificate in IT
Service Management

Honors-Awards

Second Place - JP Morgan Chase
Code for Good Challenge

Muyiwa Familoni

Founder & CEO
United States

Summary

Everyday, in every way, I manifest my existence with humility and precision, to bring value to people and glory to God. I'm not limited by known solutions!

Experience

TasteDNA
Founder
October 2022 - Present (1 year)
Atlanta, Georgia, United States

Muyiwa is the founder and CEO of TasteDNA, a mobile app that accurately predicts meals users will love, within and outside their familiar cuisines, which exposes them to a diverse and delicious taste adventure.

Micromeritics Instrument Corporation
2 years 6 months

Global Marketing Director
August 2021 - January 2023 (1 year 6 months)
Norcross, Georgia, United States

Solutions Architect
August 2020 - August 2021 (1 year 1 month)

www.muyiwafamiloni.com
Web Solutions Developer
January 2007 - January 2023 (16 years 1 month)
www.muyiwafamiloni.com

Web development, Social media management, Web analytics, Online advertising, Multimedia development.

Co-ordinated the development and developed the University of Lagos website unilag.edu.ng (launched April 2019)

B2B and B2C web communcation skills and my ability to learn & adapt to deliver solutions. I proffer data driven web solutions that have had measurable lead generation & financial impact.

Created & manage @LooksLikeLagos (with 40k follows on Instagram) to celebrate the beauty of Lagos Nigeria

TA Instruments
Web Communications Manager
July 2015 - August 2020 (5 years 2 months)
New Castle, Delaware

Co-ordinated and developed new corporate website on a CMS, amalgamating web assets of 6 companies acquired over time.

Co-ordinated and implemented the site localization & translation project into 6 languages

Built multiple web and e-commerce solutions to enhance business functions

Manage SEO and Web analytics reporting on web assets acrossthe US, Europe and Asia.

University of Delaware
Information Systems & Technology Management - Graduate Student
February 2014 - May 2015 (1 year 4 months)
Newark, Delaware

Rancard Solutions Ltd
Online & Digital Communications Consultant
November 2013 - May 2015 (1 year 7 months)

Deliver detailed social media strategy document for the company to boost social media presence and clout in primarily in Ghana, Nigeria and Kenya and internationally.

First Bank of Nigeria Plc
Digital Media & Online Communications Specialist
November 2012 - October 2013 (1 year)
Lagos, Nigeria

Online communication strategy and deployment for the group where I played as a specialized function using digital and online techniques and analysis, to pursue specific goals in lead generation, lead qualification, communication to aid brand building and conversion.

Development and execution of tactical digital media marketing plan and budget for FirstBank, other subsidiaries or the business group

Monitored and report FirstBank, subsidiaries, SBU's and the business group's online reputation, on all online media channels.

Managed social media profiles ensuring the brand, all products, events and initiatives leverage digital platforms to increase online brand awareness and trial.

Provided support with online requests for editing existing or creating new platforms, on the website and social media platforms

Intelligence gathering and reporting of relevant innovation and new technology for online communications and competitor's online activity.

Developing strategies to drive online traffic on all social media presence

Developing engagement strategy to relate with online influencers and key opinion drivers, to drive brand affinity.

Developing and managing digital marketing campaigns Utilizing a range of media including social media, website, paid search, SEO and PPC

Providing strategic support internal digital communication initiatives

Oando Plc
Webmaster
February 2010 - February 2012 (2 years 1 month)
Lagos, Nigeria

While fulfilling my role as webmaster with my most recent employer Oando PLC, an indigenous and international oil company headquartered in Lagos, Nigeria, I was in charge of all online communication both internally and externally for the organization and its auxiliary businesses. Amongst the interesting challenges I faced was to coordinate the website revamp project that involved a complete overhaul of the existing website into a Content Management System (CMS); compete with web analytics; user interface and user experience refresh; Search Engine Optimization (SEO); content administration authorization levels; social media incorporation, media management and an engaging Investor relations solution. Post the revamp project, the organization's website experienced an exponential increase in traffic of about 1600%, recorded an increase in investor and stakeholder engagement both on the website and on social media platforms and enabled a more efficient content administration and content consumption.

Brainbox i-media
Executive/E-business, Team lead
March 2009 - January 2010 (11 months)
Lagos, Nigeria

As an e-solution provider: I was involved in website conceptualization, design, and implementation. Other e-solutions include search engine optimization, database development and management, software solution provider and other electronic media solutions.

As a multimedia designer: I was involved in designing electronic company brochures, web banners, documentaries, TV commercials, story board animation, flash based tvc's, new media animation design etc.

Website design: I have a designed a number of websites where I performed the conceptualization, design implementation, and maintenance. I also do search engine optimization and site maintenance administration.

Verdant Zeal Advertising
Creative Executive
July 2008 - March 2009 (9 months)
Lagos Nigeria

My primary role was to develop economic online communication alternatives to traditional and orthodox media that had more impact on target audience(s). The biggest client I had an opportunity to work with was an integrated payment and transaction processing company, Interswitch. On their project, I was assigned the duty to create multimedia that advertised "Protect your PIN" anti-fraud campaign which ran on Google and Facebook for 24 weeks., where I worked on accounts like GLO, Interswitch, Virgin Nigeria, Daarsat, First bank, etc.

Admiral Autotrader Limited
Online Communications Assistant
July 2006 - September 2006 (3 months)

Flash and Multimedia advert development

Education

University of Delaware
Master of Information Systems & Technology Management, Management Information Systems, General · (2014 - 2015)

Koenig Solutions, India
LAMP as a web development tool training (Linux, Apache, MySQL and PHP), IT · (2013 - 2013)

University of Lagos
Bachelor of Science (B.Sc.), Computer Science · (2003 - 2007)

ISL International School Lagos
 · (1996 - 2002)